UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 14)*

Arel Communications and Software Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS .001 per share

(Title of Class of Securities)

M14925107

(CUSIP Number)

Clayton L. Mathile

6450 Sand Lake Road

Suite 200

Dayton, Ohio 45414

Tel: (937) 264-4622

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. M14925107

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Clayton L. Mathile
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 12,134,243
8. SHARED VOTING POWER —
9. SOLE DISPOSITIVE POWER 12,134,243
10. SHARED DISPOSITIVE POWER: —

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,134,243
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☑
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.4%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	Based on the definitive proxy statement filed as Exhibit (a)(5) to Amendment No. 3 to the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on January 27, 2006, and after giving effect to the issuance by the Issuer of 7,756,854 ordinary shares, par value NIS .001 per share, of the Issuer (“Ordinary Shares”) pursuant to the Notice of Conversion (as defined in Item 4 below), as of March 22, 2006, the Issuer had outstanding 13,270,714 Ordinary Shares.

SCHEDULE 13D/A

CUSIP No. M14925107

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Mary A. Mathile
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,972,890(1)
8. SHARED VOTING POWER —
9. SOLE DISPOSITIVE POWER 2,972,890(1)
10. SHARED DISPOSITIVE POWER: —

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,972,890(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☑
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	Ms. Mathile disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein.

(2)	Based on the definitive proxy statement filed as Exhibit (a)(5) to Amendment No. 3 to the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on January 27, 2006, and after giving effect to the issuance by the Issuer of 7,756,854 Ordinary Shares pursuant to the Notice of Conversion (as defined in Item 4 below), as of March 22, 2006, the Issuer had outstanding 13,270,714 Ordinary Shares.

SCHEDULE 13D/A

CUSIP No. M14925107

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) CYMI Private Equity II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 12,134,243
8. SHARED VOTING POWER —
9. SOLE DISPOSITIVE POWER 12,134,243
10. SHARED DISPOSITIVE POWER: —

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,134,243
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☑
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.4%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)	Based on the definitive proxy statement filed as Exhibit (a)(5) to Amendment No. 3 to the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on January 27, 2006, and after giving effect to the issuance by the Issuer of 7,756,854 Ordinary Shares pursuant to the Notice of Conversion (as defined in Item 4 below), as of March 22, 2006, the Issuer had outstanding 13,270,714 Ordinary Shares.

SCHEDULE 13D/A

CUSIP No. M14925107

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) CYMI, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 12,134,243
8. SHARED VOTING POWER —
9. SOLE DISPOSITIVE POWER 12,134,243
10. SHARED DISPOSITIVE POWER: —

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,134,243
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☑
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.4%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)	Based on the definitive proxy statement filed as Exhibit (a)(5) to Amendment No. 3 to the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on January 27, 2006, and after giving effect to the issuance by the Issuer of 7,756,854 Ordinary Shares pursuant to the Notice of Conversion (as defined in Item 4 below), as of March 22, 2006, the Issuer had outstanding 13,270,714 Ordinary Shares.

SCHEDULE 13D/A

CUSIP No. M14925107

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) CYMI Financing, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 12,134,243
8. SHARED VOTING POWER —
9. SOLE DISPOSITIVE POWER 12,134,243
10. SHARED DISPOSITIVE POWER: —

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,134,243
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☑
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.4%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)	Based on the definitive proxy statement filed as Exhibit (a)(5) to Amendment No. 3 to the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on January 27, 2006, and after giving effect to the issuance by the Issuer of 7,756,854 Ordinary Shares pursuant to the Notice of Conversion (as defined in Item 4 below), as of March 22, 2006, the Issuer had outstanding 13,270,714 Ordinary Shares.

SCHEDULE 13D/A

This Amendment No. 14 to Schedule 13D (“Amendment No. 14”) further supplements and amends the Statement on Schedule 13D originally filed by Clayton L. Mathile (the “Original Reporting Person”) with the Securities and Exchange Commission (“SEC”) on November 16, 2001 (as amended, the “Schedule 13D”), as previously amended by Amendment No. 1 thereto filed on February 14, 2003, Amendment No. 2 thereto filed on July 21, 2003, Amendment No. 3 thereto filed on March 15, 2003, Amendment No. 4 thereto filed on May 13, 2004, Amendment No. 5 thereto filed on May 21, 2004, Amendment No. 6 thereto filed on June 8, 2004, Amendment No. 7 thereto filed on June 22, 2004, Amendment No. 8 thereto filed on June 28, 2004, Amendment No. 9 thereto filed on June 29, 2004, Amendment No. 10 thereto filed on July 2, 2004, Amendment No. 11 thereto filed by the Original Reporting Person and Mary A. Mathile, CYMI Private Equity II, LLC (“CPE”) and CYMI, Ltd. (collectively with the Original Reporting Person, the “Amendment No. 11 Reporting Persons”) on October 3, 2005, Amendment No. 12 thereto filed by the Amendment No. 11 Reporting Persons and CYMI Financing, LLC (“CF” and, collectively with the Amendment No. 11 Reporting Persons, the “Reporting Persons”) on November 23, 2005, and Amendment No. 13 thereto filed by the Reporting Persons on December 29, 2005, with respect to the ordinary shares, par value NIS 0.001 per share (the “Ordinary Shares”), of Arel Communications and Software Ltd., a company organized under the laws of the State of Israel (“Arel,” the “Company” or the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following text at the end thereof:

The matters set forth in Item 4 (as amended and supplemented by Amendment No. 14) are incorporated in this Item 3 by reference as if fully set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following text at the end thereof:

On February 26, 2006, the Arrangement was approved at a special meeting by the Non-Continuing Shareholders (as defined below) holding approximately 92.7% of the outstanding Ordinary Shares held by the Non-Continuing Shareholders. On March 13, 2006 (the “Effective Date”), the approval of the Arrangement by the Tel-Aviv District Court became effective.

Pursuant to the Arrangement, the Company acquired all of its outstanding Ordinary Shares (the “Acquired Shares”), other than the shares held by (i) CF, (ii) George Morris, (iii) Philippe Szwarc, (iv) Daniel Yelin, (v) Shimon Klier and certain members of his family and (vi) Rachel Ben-Nun (the shareholders listed in the foregoing clauses (i)- (vi), collectively, the “Continuing Shareholders” and all the shareholders of the Company other than the Continuing Shareholders, the “Non-Continuing Shareholders”) (excluding certain shares held by members of the Klier family which were acquired by the Company pursuant to the Arrangement (the “Klier Shares”)), for cash consideration of $1.50 per Ordinary Share, without interest (the “Arrangement Consideration”). As a result, each Ordinary Share held by the Non-Continuing Shareholders and each Klier Share now represents the right to receive the Arrangement Consideration.

The Company filed a Form 15 with the SEC on the Effective Date to deregister its Ordinary Shares and to cease filings as a reporting company under the Securities Exchange Act of 1934, as amended. The Company also requested the delisting of its Ordinary Shares from the Nasdaq Capital Market effective as of the opening of business on the Effective Date.

On the Effective Date, Arel executed the Convertible Note in favor of CF in the principal amount of $11,622,500 (the “Financing Amount”) to cover the purchase price for the Acquired Shares and certain related expenses.

CF borrowed the funds to provide Arel with the Financing Amount from Cetus pursuant to the CF Note executed by CF in favor of Cetus on the Effective Date. CF and Cetus also entered into a Pledge Agreement, dated as of the Effective Date, to secure CF’s obligations to Cetus under the CF Note.

On March 22, 2006, CF delivered an executed notice of conversion (the “Notice of Conversion”) to Arel pursuant to the terms of the Convertible Note, thereby electing to convert the entire outstanding principal amount of the Convertible Note, including accrued and unpaid interest thereon, into 7,756,854 Ordinary Shares.

The Reporting Persons may, at any time and from time to time, review or reconsider their position and formulate plans or proposals that relate to, might result in, or have the purpose or effect of changing or influencing control of Arel, or that relate to or would result in any of the events enumerated in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and 5(b) are hereby amended and restated in their entirety as follows:

CF directly beneficially owns 12,134,243 Ordinary Shares, representing 91.4% of Arel’s outstanding Ordinary Shares (based on Arel having 13,270,714 Ordinary Shares outstanding), and will have the sole power to vote or to direct the voting of and to dispose or to direct the disposition of such shares.

CPE does not directly own any Ordinary Shares. However, as the sole and managing member of CF, CPE may be deemed the indirect beneficial owner of 12,134,243 Ordinary Shares, representing 91.4% of Arel’s outstanding Ordinary Shares.

CYMI, Ltd. does not directly own any Ordinary Shares. CYMI, Ltd. is the managing member of CPE and as such may be deemed the indirect beneficial owner of 12,134,243 Ordinary Shares, representing 91.4% of Arel’s outstanding Ordinary Shares.

Clayton L. Mathile does not directly own any Ordinary Shares. Mr. Mathile is the managing member of CYMI, Ltd. and as such may be deemed the indirect beneficial owner of 12,134,243 Ordinary Shares, representing 91.4% of Arel’s outstanding Ordinary Shares.

Mary A. Mathile does not directly own any Ordinary Shares. Ms. Mathile is a member of CPE and owns a 24.5% equity interest in such entity. Pursuant to Section 6.3 of the Limited Liability Company Agreement of CPE, Ms. Mathile may, under certain circumstances, withdraw her membership interest. As a result, Ms. Mathile may be deemed the indirect beneficial owner of 2,972,890 Ordinary Shares (22.4% of Arel’s outstanding Ordinary Shares), representing 24.5% of the Ordinary Shares which may be deemed to be beneficially owned by CPE. Ms. Mathile disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein.

The Other Shareholders collectively hold 755,329 Ordinary Shares. By virtue of the MOU, the Reporting Persons may be deemed to have formed a “group” with the Other Shareholders for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder. In the aggregate, the Ordinary Shares beneficially owned by the Other Shareholders, together with the Ordinary Shares beneficially owned by the Reporting Persons, equals 12,889,572 Ordinary Shares, which represents approximately 97.1% of Arel’s outstanding Ordinary Shares.

The statements in this Amendment No. 14 shall not be construed as an admission that the Reporting Persons and any other persons or entities constitute a “group” for purposes of Section 13(d) of the Exchange Act and the rules promulgated thereunder. Further, the filing of this Amendment No. 14 shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any Ordinary Shares other than those Ordinary Shares over which the Reporting Person has voting and dispositive power, as reported herein. Each of the Reporting Persons disclaims any pecuniary interest in any securities of Arel owned by any other party, and expressly disclaims the existence of a group.

Any disclosures made hereunder with respect to persons other than the Reporting Persons is made on information and belief after making inquiry to the appropriate party.

Item 5(c) is hereby amended and supplemented by adding the following text at the end thereof:

The matters set forth in Item 4 (as amended and supplemented by Amendment No. 14) are incorporated in this Item 5(c) by reference as if fully set forth herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following text at the end thereof:

The matters set forth in Item 4 (as amended and supplemented by Amendment No. 14) are incorporated in this Item 6 by reference as if fully set forth herein.

Item 7.	Materials to be filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following exhibits:

Exhibit A	Convertible Note, dated March 13, 2006, executed by Arel Communications and Software Ltd. in favor of CYMI Financing, LLC.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Amendment with respect to such person is true, complete and correct.

Dated: March 22, 2006

/s/ Clayton L. Mathile
Clayton L. Mathile

/s/ Mary A. Mathile
Mary A. Mathile

CYMI PRIVATE EQUITY II, LLC

By: CYMI, Ltd., its managing member

By:	/s/ Clayton L. Mathile
Name:	Clayton L. Mathile
Title:	Chairman

CYMI, LTD.

By:	/s/ Clayton L. Mathile
Name:	Clayton L. Mathile
Title:	Chairman

CYMI FINANCING, LLC

By: CYMI Private Equity II, LLC, its managing member

By: CYMI, Ltd., its managing member

By:	/s/ Clayton L. Mathile
Name:	Clayton L. Mathile
Title:	Chairman